UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

2300 Yonge Street, Suite 1710
P.O. Box 2408
Toronto, Ontario, Canada MP4 1E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.	Material Change Report of Registrant as filed on SEDAR on April 9, 2010.

2.	Press Release of Registrant dated April 5, 2010 as filed on SEDAR on April 5, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 13, 2010	LIVEREEL MEDIA CORPORATION

By: /s/ Jason Meretsky
Name: Jason Meretsky
Title: Chief Executive Officer

ITEM 1
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	REPORTING ISSUER

LiveReel Media Corporation (the “Issuer”)
2300 Yonge Street, Suite 1710
P.O. Box 2408
Toronto, Ontario
M4P 1E4

Item 2.	DATE OF MATERIAL CHANGE

April 5, 2010.

Item 3.	PRESS RELEASE

A press release was issued by the Issuer on April 5, 2010 via a Canadian news wire service, a copy of which has been filed on SEDAR.

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer appoints Jason Meretsky as Chief Executive Officer and director.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer appointed Jason Meretsky as Chief Executive Officer replacing Gregg Goldstein.  Mr. Meretsky also joins the board of directors following the resignation of Gregg Goldstein.  Mr. Meretsky brings considerable management and business experience as the Company embarks upon an acquisition strategy to increase the breadth and focus of the Issuer.

Following this management change, Steve Dabbah and Joanne Butterfield Douglas have resigned from the board and will be replaced by Janice Barone and Diana van Vliet.

The Issuer’s current Chief Financial Officer, Steve Wilson, will continue in his current capacity but has resigned from the board.

Item 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

Item 7.	OMITTED INFORMATION

No information has been omitted from this material change report.

Item 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Jason Meretsky, Chief Executive Officer
Telephone: 416-484-5067
Facsimile 416-480-2803

Item 9.	DATE OF REPORT

April 9, 2010.

ITEM 2
For Immediate Release

LiveReel names new CEO

Toronto, Canada – April 5, 2010 – LiveReel Media Corporation (OTCBB: LVRLF) today announced the appointment of Jason Meretsky as chief executive officer of the Company effective immediately.  Mr. Meretsky also joins the board of directors following the resignation of Gregg Goldstein.

Following this management change, Steve Dabbah and Joanne Butterfield Douglas have resigned from the board and will be replaced by Janice Barone and Diana van Vliet.

Mr. Meretsky is a corporate lawyer who brings considerable management and business experience as the Company embarks upon an acquisition strategy to increase the breadth and focus of LiveReel.

“We want to take this opportunity to thank Gregg Goldstein, LiveReel’s outgoing CEO, for his service and we wish him well in his future endeavors,” said Mr. Meretsky.  “I look forward to working with Steve Wilson, the Company’s chief financial officer, who will continue in such position but has resigned as a board member.”

About LiveReel

Established in 1997, LiveReel Media Corporation is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

Contact:
Jason Meretsky, CEO
investorrelations@livereelmedia.com